ENDORSEMENT OR RIDER NO. 1 THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming	Date Endorsement or Rider	* Effective Date of Endorsement or Rider
Part of Bond Or Policy No.	Executed	07/01/07
490PB1604	07/03/07	12:01 A.M. Standard Time as Specified in the Bond or Policy
*ISSUED TO
MLIG Variable Insurance Trust

Named Insured Endorsement

It is agreed that:

    From and after the time this rider becomes effective the Insured under the attached bond are:

    JPMorgan Multi-Cap Market Neutral Portfolio Roszel Advisors, LLC Roszel Allianz CCM Capital Appreciation Roszel Allianz NFJ Small Cap Value Roszel/Davis Large Cap Value Portfolio Roszel Delaware Trend Roszel Delaware Small – Mid Cap Growth Roszel Fayez Sarofim Large Cap Core Roszel Franklin Mid Cap Growth Roszel Alliance Bernstein Large Cap Core Roszel JPM Small Cap Growth Roszel Kayne Anderson Small Mid Cap Value Roszel Lord Abbett Affiliated Roszel Lord Abbett Bond Debenture Roszel Lord Abbett Government Securities Roszel Lord Abbett Large Cap Value Roszel Lord Abbett Mid Cap Value Roszel Lazard International Roszel BKF Large Cap Value Roszel MLIM Fixed Income Roszel Blackrock Relative Value Roszel/Loomis Sayles Large Cap Growth Portfolio Roszel NWQ Small Cap Value Roszel Rittenhouse Large Cap Growth Roszel Seligman Mid Cap Growth Roszel/Marsico Large Cap Growth Portfolio Roszel William Blair International
  The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

  Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

ICB010 Ed. 7/04 Page 1 of 2

  If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

  The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

  If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

Authorized Representative

ICB010 Ed. 7/04 Page 2 of 2